PROFESSIONALLY MANAGED PORTFOLIOS

FIRST AMENDMENT TO THE DISTRIBUTION AGREEMENT

THIS FIRST AMENDMENT dated as of the 3rd day of March, 2017, to the Distribution Agreement, dated as of February 27, 2015, (the "Agreement") is entered into by and between PROFESSIONALLY MANAGED PORTFOLIOS, a Massachusetts business trust (the "Trust"), on behalf of its series, the OTTER CREEK LONG/SHORT OPPORTUINITY FUND and QUASAR DISTRIBUTORS, LLC, a Delaware limited liability company (the "Distributor").

WHEREAS, the parties desire to
•	Amend Section 4 regarding Additional Representations and Covenants of the Distributor,
•	Restate Section 5A regarding Standard of Care, and
•	Remove Section 13 regarding Early Termination;

NOW THEREFORE, pursuant to section 11 of the Agreement, the parties hereby amend the Agreement as follows:

Section 4 is hereby amended by revising paragraph (6) and adding new paragraph (7), as follows:

(6) In connection with all matters relating to this Agreement, it will comply with the requirements of the 1933 Act, the 1934 Act, the 1940 Act, the regulations of FINRA and all other applicable federal or state laws and regulations, including maintenance of all records that such laws and regulations specifically require Distributor to maintain in its capacity as principal underwriter in connection with the offer and sale of Shares of the Funds.

(7) It shall provide to the Trust and each Fund such information regarding Distributor's policies and procedures (including material changes to such policies and procedures and material compliance matters) as may be reasonably requested to enable each Fund to comply with its obligations under Rule 38a-1.

Section 5.A. is restated as follows:

A.
The Distributor shall use its best judgment and reasonable efforts in rendering services to the Trust under this Agreement but shall be under no duty to take any action except as specifically set forth herein or as may be specifically agreed to by the Distributor in writing.  The Distributor shall not be liable to the Trust or any of the Trust's shareholders for any error of judgment or mistake of law, for any loss arising out of any investment, or for any action or inaction of the Distributor except in the case of bad faith or willful misfeasance in the performance of the Distributor's duties or obligations under this Agreement or by reason of the Distributor's reckless disregard of its duties and obligations under this Agreement.

Section 13 regarding Early Termination is removed in its entirety.

The Agreement, as amended, shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to be executed by a duly authorized officer on one or more counterparts as of the date first above written.

PROFESSIONALLY MANAGED PORTFOLIOS	QUASAR DISTRIBUTORS, LLC

By: /s/ Elaine E. Richards	By: /s/ James R. Schoenike
Name: Elaine E. Richards	Name: James R. Schoenike
Title: President	Title: President